# HUMBLEROOTS APOTHECARY, LLC
# FINANCIAL STATEMENTS

For the period January 1, 2021 to November 13, 2021 and year-end December 31, 2020

(Unaudited)

**HUMBLEROOTS APOTHECARY, LLC**

**Balance Sheet**

As of November, 13 2021

*In US$ (unaudited)*

| | 2021 YTD | 2020 |
|---|---|---|
| **Assets** | | |
| Cash | $ 39,254 | $ 10,619 |
| Accounts receivable | - | - |
| Inventories | 10,296 | - |
| **Total current assets** | **$ 49,551** | **$ 10,619** |
| | | |
| Property, plant and equipment | 5,143 | 5,043 |
| **Total Assets** | **$ 54,694** | **$ 15,662** |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable and accrued liabilities | $ - | $ - |
| Loan | 50,000 | - |
| **Total Liabilities** | **$ 50,000** | **$ -** |
| | | |
| **Stockholders' Equity** | | |
| Capital contributions | 63,230 | 40,774 |
| Accumulated deficit | (58,536) | (25,113) |
| **Total Stockholders' Equity** | **$ 4,694** | **$ 15,661** |
| **Total Liabilities and Stockholders' Equity** | **$ 54,694** | **$ 15,661** |

*The accompanying notes are an integral part of these unaudited financial statements.*

**HUMBLEROOTS APOTHECARY, LLC**

**Statement of Operations**

For the year-to-date November 13, 2021 and December 31, 2020

*In US$ (unaudited)*

| | 2021 YTD | 2020 |
|---|---|---|
| **Revenues** | $ **6,746** | $ **-** |
| Less: discounts and refunds | - | - |
| **Costs and expenses applicable to revenues** | **(4,281)** | **-** |
| **Gross profit** | **2,465** | **-** |
| | | |
| **Operating expenses** | | |
| Selling, general and administrative | (30,467) | (11,240) |
| Professional fees | (1,608) | (11,536) |
| Research and development | (3,316) | (2,101) |
| Depreciation expense | (496) | (235) |
| **Total operating expenses** | **(35,888)** | **(25,113)** |
| **Loss from operations** | **(33,423)** | **(25,113)** |
| | | |
| Other income | - | - |
| Interest expense | - | - |
| **Loss before income taxes** | **(33,423)** | **(25,113)** |
| | | |
| Income taxes | - | - |
| **Net loss** | $ **(33,423)** | $ **(25,113)** |

*The accompanying notes are an integral part of these unaudited consolidated financial statements.*

**HUMBLEROOTS APOTHECARY, LLC**
**Statement of Stockholders' Equity**
**As of November 13, 2021**
*in US$, (unaudited)*

| | Capital Contributions | | Accumulated Deficit | | Stockholder's Equity | |
|---|---|---|---|---|---|---|
| Balance - May 11, 2020 | $ | 40,774 | $ | 0 | $ | 40,774 |
| Net loss | | 0 | | -25,113 | | -25,113 |
| **Balance - December 31, 2020** | **$** | **40,774** | **$** | **-25,113** | **$** | **15,661** |
| | | | | | | |
| **Balance - January 1, 2021** | **$** | **40,774** | **$** | **-25,113** | **$** | **15,661** |
| Proceeds from capital | | 22,456 | | 0 | | 22,456 |
| Net loss | | 0 | | -33,423 | | -33,423 |
| **Balance - November 13, 2021** | **$** | **63,230** | **$** | **-58,536** | **$** | **4,694** |

*The accompanying notes are an integral part of these unaudited consolidated financial statements.*

**HUMBLEROOTS APOTHECARY, LLC**
**Statements of Cash Flows**
**For the year-to-date November 13, 2021 and December 31, 2020**
*In US$*

| | | YTD 2021 | | 2020 |
|---|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net loss | $ | (33,423) | $ | (25,113) |
| Adjustments to reconcile net loss to cash used in operations: | | - | | - |
| Change in operating assets and liabilities | | - | | - |
| Changes in inventories | | 10,296 | | |
| | | | | |
| **NET CASH USED IN OPERATING ACTIVITIES** | $ | **(23,127)** | $ | **(25,113)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchase of property, plant and equipment | | 361 | | 5,278 |
| **NET CASH USED IN INVESTING ACTIVITIES** | $ | **361** | $ | **5,278** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from Loan | | 50,000 | | - |
| Proceeds from Capital | | 1,401 | | 30,454 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | $ | **51,401** | $ | - |
| | | | | |
| **INCREASE IN CASH** | | **28,635** | | **10,619** |
| **CASH, BEGINNING OF YEAR** | | 10,619 | | - |
| **CASH, END OF YEAR** | $ | **39,254** | $ | **10,619** |

*The accompanying notes are an integral part of these unaudited consolidated financial statements.*

**HUMBLEROOTS APOTHECARY, LLC**
**NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF NOVEMBER 13, 2021**

## NOTE 1 – ORGANIZATION AND PURPOSE

HumbleRoots Apothecary, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in the U.S. Territory of Puerto Rico on May 11, 2020. The Company is a plant-based health and wellness company that develops all-natural wellness products and distributes them to retailers throughout the United States and Puerto Rico and sells to consumers via our e-commerce website. The Company's headquarters is in Logansport, Indiana.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

These consolidated financial statements are presented in U.S. dollars and have a December 31st year-end.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of November 13, 2021, the Company had cash of $39,254 and no other cash equivalents.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is ten years.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling wellness products to both retails and consumers via its e-commerce website. The Company's payments are collected upfront in cash.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

## NOTE 3 – INCOME TAXES

The Company has not yet filed its income tax return for the period ended December 31, 2021 as it has no income for the reporting period. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of November 13, 2021.

## NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2020 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 13, 2021, the date the financial statements were issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.